Exhibit 33.4

The Bank of New York Mellon Trust Company, N.A.

March 24, 2009

World Financial Network Credit Card Master Note Trust

Ladies and Gentlemen:

The Bank of New York Mellon Trust Company, N.A. (“BNYMNA”) has delivered an Assertion of Compliance with Applicable Servicing Criteria dated as of February 27, 2009 (“Management Report”) for the Platform (as defined in our Management Report), including World Financial Network Credit Card Master Note Trust (the “Transaction”).

Our Management Report was prepared on the basis of an industry-accepted sampling of representative transactions included in the Platform. In our Management Report relating to the Platform as a whole, BNYMNA reported material noncompliance with Item 1122(d)(2)(i) of Regulation AB. We note that in addition to BNYMNA’s transaction testing, KPMG, an independent registered public accounting firm, examined BNYMNA’s compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB for the Platform and issued an attestation report to BNYM (the “Attestation Report”).

While Regulation AB does not contemplate identifying noncompliance on an individual transaction basis, we confirm that BNYMNA and KPMG performed testing of Item 1122(d)(2)(i) on a statistical sample of Platform transactions that did not include the Transaction. We cannot provide any assurances that had an analysis been done of each and every transaction included in the Platform (which is not required under Regulation AB or otherwise), additional instances of noncompliance would not have been discovered.

Yours very truly,

The Bank of New York Mellon Trust Company, N.A.

By:	/s/ David H. Hill

Name and Title:	David H. Hill
Assistant Vice President

2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602

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